Filed Pursuant to Rule 433
Registration No. 333-224523

BANK OF AMERICA CORPORATION

PREFERRED STOCK, SERIES LL

$1,310,000,000

52,400,000 Depositary Shares, Each Representing a 1/1,000th Interest in a Share of Bank of

America Corporation 5.000% Non-Cumulative Preferred Stock, Series LL

FINAL TERM SHEET

Dated September 10, 2019

Issuer:	Bank of America Corporation

Security:	Depositary Shares, each representing a 1/1,000th interest in a share of Bank of America Corporation 5.000% Non-Cumulative Preferred Stock, Series LL

Expected Ratings:	Baa3 (Moody’s) / BBB- (S&P) / BBB- (Fitch)

Size:	$1,310,000,000 ($25 per Depositary Share)

Over-allotment Option: Public Offering Price:	None $25 per Depositary Share

Maturity:	Perpetual

Trade Date:	September 10, 2019

Settlement Date:	September 17, 2019 (T+5)

Dividend Rate (Non-Cumulative):	5.000%

Dividend Payment Dates:	March 17, June 17, September 17, and December 17 of each year beginning on December 17, 2019, each subject to following unadjusted business day convention

Day Count:	30/360

Business Days:	New York/Charlotte

Optional Redemption:	Anytime on or after September 17, 2024 and earlier upon certain events involving a capital treatment event as described and subject to limitations in the preliminary prospectus supplement dated September 10, 2019 (the “Preliminary Prospectus Supplement”)

Listing:	Application will be made to list the Depositary Shares on the New York Stock Exchange (“NYSE”) under the symbol “BAC PrN”. Trading of the Depositary Shares on the NYSE is expected to commence within a 30-day period after the original issuance date of the Depositary Shares.

Sole Book-Runner:	BofA Securities, Inc.

Joint Lead Managers:	J.P. Morgan Securities LLC Morgan Stanley & Co. LLC UBS Securities LLC Wells Fargo Securities, LLC Keefe, Bruyette & Woods, Inc. RBC Capital Markets, LLC

Junior Co- Managers:	Academy Securities, Inc. Drexel Hamilton, LLC Mischler Financial Group, Inc. R. Seelaus & Co., LLC

CUSIP/ISIN for the Depositary Shares:	06055H202 / US06055H2022

Bank of America Corporation (the “Issuer”) has filed a registration statement (including a Preliminary Prospectus Supplement and a prospectus dated June 29, 2018) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead manager will arrange to send you the prospectus supplement and the prospectus if you request them by contacting BofA Securities, Inc., toll free at 1-800-294-1322. You may also request copies by e-mail from fixedincomeir@bankofamerica.com or dg.prospectus_requests@baml.com.